August 14, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

Attention: Mr. John P. Nolan, Accounting Branch Chief

Re:	Hills Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 8, 2007
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File Number: 000-12668

Dear Mr. Nolan:

Hills Bancorporation (the “Company”) respectfully submits its response to the comments of the Staff contained in a letter dated August 10, 2007 relating to the above-referenced filings. Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Form 10-K, filed March 8, 2007

Report of Independent Registered Public Accounting Firm, page 53

1.

We note that both your independent auditors report and auditors consent, filed as exhibit 23, are dated as of March 9, 2007. We also note, however, that your Form 10-K was filed on March 8, 2007. Paragraph 23 of SAS No. 103 states that the audit report date should be the date on which the auditor has obtained sufficient appropriate audit evidence to support the opinion, which we expect would be prior to the filing of your 10-K. Please reconcile this apparent inconsistency and amend your filing, as appropriate.

The Company responds as follows to item 1:

On March 9, 2007, management, including the board of directors, certified the financial statements of the Company. The certifications were provided to our independent auditor’s, KPMG LLP. KPMG LLP completed their procedures on March 9, 2007 and consented to the filing of the Form 10-K on that day.

On March 8, 2007, management provided a draft filing to a company which edgarizes such information for filing and it was inadvertently filed on March 8, 2007. Upon receiving your letter, we have consulted with KPMG LLP and verified that March 9, 2007 is the appropriate date of the independent auditor’s reports and consent. As there were no changes to the Form 10-K filing between March 8, 2007 and March 9, 2007, the Company determined it was not necessary to file a Form 10-K/A.

Consolidated Balance Sheets, page 54

2.

We note your presentation of redeemable common stock held by employee stock ownership plans as

“mezzanine” equity. We also note your disclosure in Note 8 on page 70, which states that the maximum cash obligation related to these securities should be reflected as a liability. Please tell us why you have not recorded these within the liability section of your balance sheet and revise your filing or explain why the current balance sheet classification is appropriate, including the authoritative guidance supporting this conclusion, as applicable.

The Company responds as follows to item 2:

For the presentation of its redeemable common stock held by employee stock ownership plan, the Company has relied on authoritative guidance provided by the following:

•

FASB Staff Position No. FAS 150-4, Issuers’ Accounting for Employee Stock Ownership Plans under FASB
Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and

•	Emerging Issues Task Force Issue (“EITF”) No. 89-11, Sponsor’s Balance Sheet Classification of Capital Stock with a Put Option Held by an Employee Stock Ownership Plan.

FSP FAS 150-4 provides that “ESOP shares that are mandatorily redeemable or freestanding agreements to repurchase those shares continue to be subject to other applicable guidance related to SOP 93-6, for example, EITF 89-11.” EITF No. 89-11 requires “to the extent that there are conditions (regardless of their probability of occurrence) whereby holders of equity securities may demand cash in exchange for their securities, the sponsor must reflect the maximum possible cash obligation related to those securities outside of permanent equity.”

The terms of the Company’s employee stock ownership plan provide that the Company may be required to purchase the shares from the participant at the current fair market value. Therefore, the Company presents the maximum cash obligation held in redeemable common stock under the employee stock ownership plan outside of permanent equity. The Company believes this presentation is consistent with the authoritative guidance listed above.

Additionally, the Company plans to prospectively modify the second sentence of paragraph two of footnote 8 by removing the words “as a liability.”

In connection with this response, the Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please do not hesitate to contact Jim Pratt if you have any questions regarding this response. Mr. Pratt will be out of the bank from August 15 through August 27, 2007.

Sincerely,

/s/ Dwight O. Seegmiller	/s/ James G. Pratt

Dwight O. Seegmiller	James G. Pratt
President and Chief Executive Officer	Secretary, Treasurer and Chief Accounting Officer

cc:	Michael J. Wiskirchen
KPMG LLP